FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES ASSET SALE

(All funds are in Canadian dollars)

Didsbury, Alberta – Wednesday, December 10, 2008 – JED Oil Inc. (NYSE Alternext US: JDO) (“JED” or the “Company”) today announced it has signed an agreement to sell the oil and gas assets held by the Company and its two wholly-owned subsidiaries, JED Production Inc. and JED Oil (USA) Inc. located in the Ferrier and Wizard Lake areas of Alberta and Pinedale area of Wyoming. The buyer of the Alberta assets is a private Alberta oil and gas company, and the Wyoming assets will be purchased by a US limited partnership operated by a wholly-owned subsidiary of the Alberta company.  The consideration for the assets is $4,067,500.00, payable as to $2,817,500 in cash and $1,250,000 by the issuance of 550,000 common shares of the Alberta company. The assets consist of most of the Company’s non-core assets and the proceeds will be used as part of JED’s reorganization under the creditor protection terms of the Companies’ Creditors Arrangement Act (Canada). Closing of the sale is subject to Court approval and is required to occur before year-end.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com